Exhibit 99.1

51Talk Online Education Group Announces the Results for the Fourth Quarter and Full Year 2025

SINGAPORE, March 27, 2026 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced its unaudited results for the fourth quarter and full year ended December 31, 2025.

Full Year 2025 Financial and Operating Highlights

•	Gross billings[1] for 2025 were US$127.6 million, an 83.4% growth from US$69.6 million for 2024.

•	Net revenues were US$95.6 million for 2025, an 88.6% increase from US$50.7 million for 2024.

•	The number of active students with attended lesson consumption was approximately 170,300 in 2025, representing a 79.3% increase from approximately 95,000 for 2024.

•	Operating cash inflow for 2025 was US$11.8 million.

Fourth Quarter 2025 Financial and Operating Highlights

•	Gross billings for the fourth quarter of 2025 were US$36.8 million, a 72.0% growth from US$21.4 million for the fourth quarter of 2024.

•	Net revenues were US$30.6 million for the fourth quarter of 2025, an 88.6% increase from US$16.2 million for the fourth quarter of 2024.

•	The number of active students with attended lesson consumption was approximately 126,700 in the fourth quarter of 2025, representing a 70.8% increase from approximately 74,200 for the fourth quarter of 2024.

•	Operating cash inflow for the fourth quarter of 2025 was US$3.1 million.

	For the three months ended			For the year ended
	Jun. 30,	Sept. 30,	Dec. 31,	Dec. 31,
Key Financial and Operating Data	2025	2025	2025	2025
Net Revenues (in US$ millions)	20.4	26.3	30.6	95.6
Gross Margin	74.5%	73.2%	72.4%	73.9%
Gross Billings (in US$ millions)	28.5	40.5	36.8	127.6

Active students with attended lesson consumption[2] (in thousands)	91.3	112.6	126.7	170.3

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

2 An “active student with attended lesson consumption” for a given period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“2025 has been a transformational year for 51Talk, as we began to reap the rewards of the strategic investments made over the past several years. Full-year gross billings reached US$127.6 million, representing year-over-year growth of 83.4%, while net revenues grew 88.6% year-over-year to US$95.6 million. These results mark a significant milestone, as gross billings surpassed and net revenues approached the US$100 million threshold for the first time since we embarked on our global expansion strategy, providing compelling validation that our business model can scale effectively on a global basis,” stated Jack Jiajia Huang, Founder, Chairman, and Chief Executive Officer of 51Talk.

“Net operating cash inflow also surpassed the US$10 million mark, reaching US$11.8 million in 2025 — further evidence that we are building a sustainable and scalable business. Looking ahead to 2026, we are committed to expanding our growth trajectory based on the foundation we built over the past years. We are focused on consolidating the transformational gains of the past year and further enhancing our user experience. We will continue to invest prudently in our platform, our tutors, and our AI capabilities, while making meaningful progress toward profitability,” concluded Jack Jiajia Huang.

Fourth Quarter 2025 Financial Results

Net Revenues and Gross Margin

Net revenues for the fourth quarter of 2025 were US$30.6 million, an 88.6% increase from US$16.2 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 126,700 in the fourth quarter of 2025, a 70.8% increase from approximately 74,200 for the same quarter last year.

Cost of revenues for the fourth quarter of 2025 was US$8.4 million, representing a 131.2% increase from US$3.7 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons coupled with strategic incentives offered to attract and retain premium tutors to support our rapid market expansion.

Gross profit for the fourth quarter of 2025 was US$22.2 million, representing a 76.2% increase from US$12.6 million for the same quarter last year.

Gross margin for the fourth quarter of 2025 was 72.4%, compared with 77.5% for the same quarter last year.

Operating Expenses

Total operating expenses for the fourth quarter of 2025 were US$27.4 million, representing a 103.6% increase from US$13.4 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the fourth quarter of 2025 were US$20.4 million, representing a 101.6% increase from US$10.1 million for the same quarter last year. The increase was primarily attributable to the rise in marketing and branding expenses resulting from intensified marketing and branding activities, as well as higher sales personnel costs related to increases in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the fourth quarter of 2025 were US$20.3 million, representing a 101.4% increase from US$10.1 million for the same quarter last year.

Product development expenses for the fourth quarter of 2025 were US$1.6 million, representing a 72.2% increase from US$0.9 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP product development expenses for the fourth quarter of 2025 were US$1.6 million, representing a 76.9% increase from US$0.9 million for the same quarter last year.

General and administrative expenses for the fourth quarter of 2025 were US$5.4 million, representing a 123.9% increase from US$2.4 million for the same quarter last year. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the fourth quarter of 2025 were US$5.1 million, representing a 127.5% increase from US$2.2 million for the same quarter last year.

Loss from Operations

Operating loss for the fourth quarter of 2025 was US$5.2 million, compared with operating loss of US$0.9 million for the same quarter last year.

Non-GAAP operating loss for the fourth quarter of 2025 was US$4.8 million, compared with non-GAAP operating loss of US$0.7 million for the same quarter last year.

Net Loss Attributable to the Company’s Ordinary Shareholders

Net loss attributable to the Company’s ordinary shareholders for the fourth quarter of 2025 was US$6.5 million, compared with net loss of US$1.4 million for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP net loss attributable to the Company’s ordinary shareholders for the fourth quarter of 2025 was US$6.1 million, compared with non-GAAP net loss of US$1.2 million for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the fourth quarter of 2025 was US$0.02, compared with basic and diluted net loss per share of US$0.004 for the same quarter last year.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the fourth quarter of 2025 was US$0.02, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.003 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2025 was US$1.08, compared with basic and diluted net loss per ADS of US$0.24 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.3 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of 2025 was US$1.03, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$0.20 for the same quarter last year.

Balance Sheet

As of December 31, 2025, the Company had total cash, cash equivalents, time deposits of US$39.0 million, compared with US$29.2 million as of December 31, 2024.

The Company had advances from students3 of US$76.6 million as of December 31, 2025, compared with US$45.1 million as of December 31, 2024.

Full Year 2025 Financial Results

Net Revenues and Gross Margin

Net revenues for 2025 were US$95.6 million, representing an 88.6% increase from US$50.7 million for 2024. The number of active students with attended lesson consumption was approximately 170,300 for 2025, a 79.3% increase from approximately 95,000 for the last year.

Cost of revenues for 2025 was US$24.9 million, representing a 123.4% increase from US$11.2 million for 2024. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for 2025 was US$70.7 million, representing a 78.8% increase from US$39.5 million for 2024.

Gross margin for 2025 was 73.9%, compared with 78.0% for 2024.

Operating Expenses

Total operating expenses for 2025 were US$85.1 million, representing a 78.8% increase from US$47.6 million for 2024. The increase was mainly due to the increase in sales and marketing expenses and general and administrative expenses.

Sales and marketing expenses for 2025 were US$62.3 million, representing an 86.6% increase from US$33.4 million for 2024. The increase was primarily attributable to the rise in marketing and branding expenses resulting from intensified marketing and branding activities, as well as higher sales personnel costs related to increases in the number of sales and marketing personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for 2025 were US$62.0 million, representing an 86.3% increase from US$33.3 million for 2024.

Product development expenses for 2025 were US$5.5 million, representing a 53.3% increase from US$3.6 million for 2024. Excluding share-based compensation expenses, non-GAAP product development expenses for 2025 were US$5.4 million, representing a 57.1% increase from US$3.5 million for 2024.

3 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students.”

General and administrative expenses for 2025 were US$17.3 million, representing a 63.0% increase from US$10.6 million for 2024. The increase was primarily due to higher administrative personnel costs related to the increase in the number of general and administrative personnel. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for 2025 were US$16.3 million, representing a 64.8% increase from US$9.9 million for 2024.

Loss from Operations

Operating loss for 2025 was US$14.4 million, compared with operating loss of US$8.0 million for 2024.

Excluding share-based compensation expenses of US$1.3 million, non-GAAP operating loss for 2025 was US$13.1 million, compared with non-GAAP operating loss of US$7.1 million for 2024.

Net Loss Attributable to the Company’s Ordinary Shareholders

Net loss for 2025 was US$16.8 million, compared with net loss of US$7.2 million for 2024.

Excluding share-based compensation expenses of US$1.3 million, non-GAAP net loss for 2025 was US$15.5 million, compared with non-GAAP net loss of US$6.3 million.

Basic and diluted net loss per share attributable to ordinary shareholders for 2025 was US$0.05, compared with basic and diluted net loss per share of US$0.02 for 2024.

Excluding share-based compensation expenses of US$1.3 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for 2025 was US$0.04, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.02 for 2024.

Basic and diluted net loss per American depositary share attributable to ordinary shareholders for 2025 was US$2.84, compared with basic and diluted net loss per ADS of US$1.25 for 2024. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$1.3 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for 2025 was US$2.62, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$1.09, for 2024.

Outlook

For the first quarter of 2026, the Company currently expects net gross billings to be between US$29.0 million and US$31.0 million, which would represent a sequential decrease of 15.7% to 21.2% and an increase of approximately 32.2% to 41.4% from the same quarter in 2025.

The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 27, 2026 (8:00 PM Singapore/Hong Kong time on March 27, 2026).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Mainland China (toll free):	4001-201203
Hong Kong (toll free):	800-905945
Web phone	click here

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until April 3 2026, by dialing the following telephone numbers:

United States (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	7144082

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company's online and mobile education platforms enable students to take live interactive English lessons on demand. The Company connects its students with highly qualified teachers using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	27,758	38,869
Time deposits	1,430	93
Prepaid expenses and other current assets	10,906	21,435
Total current assets	40,094	60,397

Non-current assets
Property and equipment, net	363	1,998
Intangible assets, net	80	68
Right-of-use assets	2,888	3,211
Deferred tax assets	57	77
Other non-current assets	460	341
Total non-current assets	3,848	5,695

Total assets	43,942	66,092

LIABILITIES AND SHAREHOLDERS’ DEFICITS
Current liabilities
Advances from students	45,064	76,569
Accrued expenses and other current liabilities	6,644	12,464
Amounts due to related parties	2,853	3,333
Lease liabilities	1,242	1,764
Taxes payable	1,100	1,226
Total current liabilities	56,903	95,356

Non-current liabilities
Lease liabilities	1,441	1,177
Other non-current liabilities	310	360
Deferred tax liabilities	-	452
Total non-current liabilities	1,751	1,989

Total liabilities	58,654	97,345

Total shareholders’ deficits	(15,000)	(31,357)
Noncontrolling interests	288	104
Total deficits	(14,712)	(31,253)
Total liabilities and shareholders’ deficits	43,942	66,092

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net revenues	16,236	26,334	30,622	50,692	95,601
Cost of revenues	(3,651)	(7,067)	(8,442)	(11,164)	(24,944)
Gross profit	12,585	19,267	22,180	39,528	70,657
Operating expenses
Sales and marketing expenses	(10,121)	(17,697)	(20,408)	(33,388)	(62,307)
Product development expenses	(933)	(1,581)	(1,607)	(3,571)	(5,476)
General and administrative expenses	(2,389)	(4,572)	(5,350)	(10,615)	(17,303)
Total operating expenses	(13,443)	(23,850)	(27,365)	(47,574)	(85,086)
Loss from operations	(858)	(4,583)	(5,185)	(8,046)	(14,429)
Interest income	27	138	142	229	358
Other expenses/(income), net	(421)	(482)	(777)	771	(1,545)
Loss before income tax expenses	(1,252)	(4,927)	(5,820)	(7,046)	(15,616)
Income tax expenses	(162)	(264)	(652)	(276)	(1,242)
Net loss	(1,414)	(5,191)	(6,472)	(7,322)	(16,858)
Net loss attributable to noncontrolling interests	(36)	(10)	(12)	(87)	(54)
Net loss attributable to the Company’s ordinary shareholders	(1,378)	(5,181)	(6,460)	(7,235)	(16,804)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	348,918,600	356,502,442	357,904,007	347,119,359	355,001,931

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.00)	(0.01)	(0.02)	(0.02)	(0.05)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.24)	(0.87)	(1.08)	(1.25)	(2.84)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(30)	(98)	(82)	(117)	(322)
Product development expenses	(32)	(13)	(13)	(118)	(53)
General and administrative expenses	(145)	(255)	(246)	(699)	(956)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Sales and marketing expenses	(10,121)	(17,697)	(20,408)	(33,388)	(62,307)
Less: Share-based compensation expenses	(30)	(98)	(82)	(117)	(322)
Non-GAAP sales and marketing expenses	(10,091)	(17,599)	(20,326)	(33,271)	(61,985)

Product development expenses	(933)	(1,581)	(1,607)	(3,571)	(5,476)
Less: Share-based compensation expenses	(32)	(13)	(13)	(118)	(53)
Non-GAAP product development expenses	(901)	(1,568)	(1,594)	(3,453)	(5,423)

General and administrative expenses	(2,389)	(4,572)	(5,350)	(10,615)	(17,303)
Less: Share-based compensation expenses	(145)	(255)	(246)	(699)	(956)
Non-GAAP general and administrative expenses	(2,244)	(4,317)	(5,104)	(9,916)	(16,347)

Operating expenses	(13,443)	(23,850)	(27,365)	(47,574)	(85,086)
Less: Share-based compensation expenses	(207)	(366)	(341)	(934)	(1,331)
Non-GAAP operating expenses	(13,236)	(23,484)	(27,024)	(46,640)	(83,755)

Loss from operations	(858)	(4,583)	(5,185)	(8,046)	(14,429)
Less: Share-based compensation expenses	(207)	(366)	(341)	(934)	(1,331)
Non-GAAP loss from operations	(651)	(4,217)	(4,844)	(7,112)	(13,098)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

 (In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Sep. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Income tax expenses	(162)	(264)	(652)	(276)	(1,242)
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-
Non-GAAP income tax expenses	(162)	(264)	(652)	(276)	(1,242)

Net loss, all attributable to the Company’s ordinary shareholders	(1,378)	(5,181)	(6,460)	(7,235)	(16,804)
Less: Share-based compensation expenses	(207)	(366)	(341)	(934)	(1,331)
Non-GAAP net loss, all attributable to the Company’s ordinary shareholders	(1,171)	(4,815)	(6,119)	(6,301)	(15,473)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	348,918,600	356,502,442	357,904,007	347,119,359	355,001,931

Non-GAAP net loss per share attributable to ordinary shareholders Basic and Diluted	(0.00)	(0.01)	(0.02)	(0.02)	(0.04)

Non-GAAP net loss per ADS attributable to ordinary shareholders Basic and Diluted	(0.20)	(0.81)	(1.03)	(1.09)	(2.62)

*The previously reported unaudited quarterly financial information for the relevant periods has been revised to reflect certain immaterial adjustments, primarily related to the refinement of expense recognition cutoffs during the year-end financial reporting process.